EXHIBIT (a)(1)(xv)

E-mail or Internal Post

To: From: Date:	Eligible Micrel Employees Andrea Belanger December 2, 2002

Dear Micrel Employee:

         On November 8, 2002, you received from Micrel an Offer to Exchange Certain Outstanding Options, as amended by Amendment No. 1 dated November 22, 2002, (together, the “Offer to Exchange”) for you to exchange certain stock options in Micrel’s Stock Option Exchange (the “Stock Option Exchange Program”). The Stock Option Exchange Program allows you, subject to the conditions set forth in the offer, to exchange stock options that have been granted to you under Micrel’s 1989 Stock Option Plan, 1994 Stock Option Plan and 2000 Non-Qualified Stock Incentive Plan with an exercise price of $13.00 per share or higher for new options to be granted six months and two days from the date we cancel eligible options elected for exchange. The Offer to Exchange also referenced other documents related to the Stock Option Exchange Program (collectively, the “Offer Documents”).

         In response to further comment from the United States Securities and Exchange Commission (the “SEC”), we have further supplemented or amended the Offer Documents. These changes are reflected in Amendment No. 2 to the Offer to Exchange (the “Amendment ”), which has been filed with the SEC. You can view the Amendment through your web browser at: http://topaz/intranet. Our SEC filings are also available to the public on the SEC’s internet site at http://www.sec.gov.

         For your convenience, we are summarizing the material changes that we have made to the Offer to Exchange as set forth in the Amendment:

•	We have further clarified in the Offer to Exchange that we will distribute any amendment to the Offer to Exchange reflecting a material change or a waiver of any material condition of the Offer to Exchange directly to you.

•	We have revised the Offer to Exchange to disclose the number of options held by each of officers intending to participate in the Offer to Exchange and the number of options each participating officer intends to elect for exchange.

         The principal terms and conditions of the Offer to Exchange are otherwise unchanged and the timing of the offering period remains the same.

         As stated in the Offer to Exchange, and in the Amendment, you have until 5:00 p.m., Pacific Standard Time on Wednesday, December 11, 2002 to exchange your eligible options. If you have submitted your options for exchange already, please review the Amendment and remember that your withdrawal rights will continue until December 11, 2002, unless we extend the offer.

         If you have any questions about the offer, please contact Andrea Belanger, Stock Administrator of Micrel by internal mail, facsimile ((408) 435-2400) or via U.S. Mail at Micrel, Inc., 1849 Fortune Drive, San Jose, CA 95131 or reply to this note at andrea.belanger@micrel.com.

Sincerely,

Andrea Belanger